UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934


Amendment No.: 1*


Name of Issuer: CVS Caremark Corporation


Title of Class of Securities: Common Stock


CUSIP Number: 126650100


Date of Event Which Requires Filing of this Statement: 12/31/2009


Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.: 126650100

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Janus Capital Management LLC
    EIN #75-3019302

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.   ___
    b.   ___

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.   SOLE VOTING POWER
         36,906,967**

    6.   SHARED VOTING POWER
         5,946,018**

    7.   SOLE DISPOSITIVE POWER
         36,906,967**

    8.   SHARED DISPOSITIVE POWER
         5,946,018**

    9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
         42,852,985**

    10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES
         Not applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    3.0%**

12. TYPE OF REPORTING PERSON
    IA, HC

**  See Item 4 of this filing


Item 1.

    (a). Name of Issuer: CVS Caremark Corporation ("CVS")

    (b). Address of Issuer's Principal Executive Offices:

         One CVS Drive
         Woonsocket, RI 02895

Item 2.

    (a).-(c). Name, Principal Business Address, and Citizenship of
Persons
              Filing:

         (1)  Janus Capital Management LLC ("Janus Capital")
              151 Detroit Street
              Denver, Colorado  80206
              Citizenship:  Delaware

    (d). Title of Class of Securities:  Common Stock

    (e). CUSIP Number:  126650100

Item 3.

This statement is filed pursuant to Rule 13d-1 (b) or 13d-2(b) and the person filing, Janus Capital, is an investment adviser in accordance with
Section 240.13d-1(b)(ii)(E) as well as a parent holding company/control person in accordance with Section 240.13d-
1(b)(ii)(G).  See Item 4 for additional information.

Item 4.  Ownership

The information in items 1 and 5 through 11 on the cover page(s) on Schedule 13G is hereby incorporated by reference.

Janus Capital has a direct 91.8% ownership stake in INTECH Investment Management ("INTECH") and a direct 77.8% ownership stake in Perkins Investment Management LLC("Perkins"). Due to the above ownership structure, holdings for Janus Capital, Perkins and INTECH are aggregated for purposes of this filing. Janus Capital, Perkins and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively referred to herein as "Managed Portfolios").

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 36,906,967 shares or 2.6% of the shares outstanding of CVS Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.


As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Perkins may be deemed to be the beneficial owner of 2,810,158 shares or 0.2% of the shares outstanding of CVS Common Stock held by such Managed
Portfolios. However, Perkins does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, INTECH may be deemed to be the beneficial owner of 3,135,860 shares or 0.2% of the shares outstanding of CVS Common Stock held by such Managed Portfolios. However, INTECH does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

Item 5.  Ownership of Five Percent or Less of a Class

The Managed Portfolios, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.

This statement is being filed to report the fact that the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities.

These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer.

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
Company

Perkins is a direct subsidiary of Janus Capital (Janus Capital has a direct 77.8% ownership stake) and is a registered investment adviser furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients.

INTECH is a direct subsidiary of Janus Capital (Janus Capital has a direct 91.8% ownership stake) and is a registered investment adviser furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUS CAPITAL MANAGEMENT LLC

By  /s/  David R. Kowalski                    1/31/2010
  David R. Kowalski,                              Date
    Senior Vice President and CCO

PERKINS INVESTMENT MANAGEMENT LLC

By  /s/  David R. Kowalski                  1/31/2010
    David R. Kowalski                             Date
         Under Power of Attorney dated 01/26/06
         On file with Schedule 13G for
         Cooper Tire & Rubber Company 2/14/06

INTECH INVESTMENT MANAGEMENT LLC

By  /s/  David R. Kowalski                  1/31/2010
    David R. Kowalski                             Date
         Vice President